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SEC FILE NUMBER 000-29752

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Leap Wireless International, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable

10307 Pacific Center Court

Address of Principal Executive Office (Street and Number)
San Diego, California 92121

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Pending Restatements
     Leap Wireless International, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (the “Form 10-Q”) in a timely manner without unreasonable effort and expense in light of the circumstances described below.
     As part of an internal review of the Company’s service revenue activity and forecasting processes initiated by the Company’s management in September 2007, the Company identified certain errors with respect to the Company’s accounting for previously reported service revenues, equipment revenues and operating expenses. As a result, on November 8, 2007, the Audit Committee of the Company’s Board of Directors concluded that the Company’s consolidated financial statements for the following periods (and for the applicable interim periods) should be restated and should no longer be relied upon: (i) the seven months ended July 31, 2004 (the period prior to the Company’s emergence from Chapter 11 bankruptcy); (ii) the five months ended December 31, 2004 (the period after the Company’s emergence); (iii) the fiscal year ended December 31, 2005; (iv) the fiscal year ended December 31, 2006; (v) the fiscal quarter ended March 31, 2007; and (vi) the fiscal quarter ended June 30, 2007 (collectively, the “Prior Financial Statements”).
     The restatements are the result of an internal review that was initiated by management in September 2007 and are not attributable to any misconduct by Company employees. The most significant adjustment relates to the Company’s prior accounting for a group of customers who voluntarily disconnected service. These customers comprised a small percentage of the Company’s disconnected customers. For these customers, approximately one month of deferred revenue that was recorded when the customers’ monthly bills were generated was mistakenly recognized as revenue after their service was disconnected. The Company also identified other errors relating to the timing and recognition of certain service revenues and operating expenses. The effect of the timing errors varied across periods. The error with the largest variation across periods related to the reconciliation of billing system data for pay in arrears customers. This error resulted in an understatement of revenue in 2004 and 2005 and an overstatement of revenue in subsequent periods as the number of pay in arrears customers in the Company’s customer base declined.
     In connection with management’s review, errors were also identified relating to the classification of certain components of equipment revenues and cost of equipment. Prior to June 2007, approximately $120 million of revenue from the sale of equipment was offset against related cost of equipment and reported on a net basis. The reclassification of these revenues and costs on a gross basis will not impact operating income.
     Estimated Adjustments to Prior Period Results
     The Company’s preliminary estimates of the required adjustments to service revenues and operating income are set forth below. Changes in net income (loss) will be determined following the Company’s completion of its tax expense calculations for these periods. Fiscal year 2004 results refer to the combined results for the seven months ended July 31, 2004 (the period prior to the Company’s emergence from Chapter 11 bankruptcy) and the five months ended December 31, 2004 (the period after the Company’s emergence). The effect of these errors on the results of the individual quarters contained in these periods varies (unaudited and in thousands):

	Six Months		Years Ended
	Ended	Year Ended	December 31,
	June 30,2007	December 31, 2006	2005 and 2004
Service Revenues:
Previously Reported	$677,021	$972,781	$1,447,778
Adjustment (estimated)	$(14,000)	$(25,000)	$19,000

As Restated (estimated)	$663,021	$947,781	$1,466,778

Operating Income:
Previously Reported	$41,260	$43,824	$39,657
Adjustment (estimated)	$(12,000)	$(20,000)	$12,000

As Restated (estimated)	$29,260	$23,824	$51,657

     The pending restatements described above are subject to adjustment upon completion of the audit and review of the Company’s restated financial statements by its independent registered public accounting firm.
     Senior Secured Credit Agreement and Indenture
     The pending restatements described above may result in a default under the senior secured credit agreement among Cricket Communications, Inc., Leap Wireless International, Inc., Bank of America, N.A. and certain lenders, under which approximately $890 million in borrowings is currently outstanding. This potential default arises from the Company’s potential breach of representations regarding the presentation of its prior financial statements and potential delays in filing its Form 10-Q for the third quarter of 2007 by November 29, 2007, and not as a result of any non-compliance with its financial covenants. Notwithstanding any potential default, the Company expects to continue to make scheduled payments of principal and interest under the credit agreement. The Company is pursuing a waiver of any potential default from the credit agreement lenders. Unless waived by the required lenders, a default would permit the administrative agent to exercise its remedies under the credit agreement, including declaring all outstanding debt under the credit agreement to be immediately due and payable. An acceleration of the outstanding debt under the credit agreement would also trigger a default under Cricket’s indenture governing its $1.1 billion of 9.375% senior notes due 2014. The Company anticipates that the required lenders under the credit agreement will agree to waive any potential default that may occur as a result of the restatements; however, such actions cannot be assured. In conjunction with the waiver, the Company is also asking lenders to approve other amendments to the credit agreement, including an amendment that would provide that entry into an agreement leading to a change of control will no longer constitute an event of default, unless and until the change of control occurs.
     Preparation and Filing of Third Quarter Form 10-Q
     The Company has been conducting the internal review of its revenue accounting since September 2007. Although the Company has been working diligently to complete such matters, the internal review has taken a considerable amount of time to complete, due to its breadth and complexity. As described below, the Company also experienced a significant delay in the review process due to the San Diego wildfires in late October 2007. Accordingly, as a result of these delays and because the resolution of the issues under review had a substantial impact on how the Company’s results would be reported in its consolidated financial statements for the quarter ended September 30, 2007 (the “Q3 Financial Statements”), the Company is unable to finalize the Q3 Financial Statements and prepare and file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 in a timely manner without unreasonable effort and expense.
     The Company is still finalizing its financial and operational results and preparing the Q3 Financial Statements, and the Company is working with its independent registered public accounting firm to review the Q3 Financial Statements and review and audit the Company’s restated financial information. The Company currently expects to finalize the Q3 Financial Statements and file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 on or before December 14, 2007.
     As noted above, during the week commencing October 21, 2007, San Diego County, where the Company is headquartered, experienced multiple and severe wildfires. The authorities in San Diego issued mandatory evacuation orders to approximately 500,000 residents of San Diego County, which orders included the mandatory evacuation of the homes of key personnel in the Company’s accounting, finance, legal and other departments. These wildfires and evacuation orders caused the closure and disruption of the Company’s corporate offices for several days during the week of October 21st, causing material delay throughout such week in the conduct of the Company’s internal accounting review, its third quarter closing, and the review of such efforts by the Company’s independent registered public accounting firm.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

S. Douglas Hutcheson	(858)	882-6000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates that there will be significant changes in its result of operations for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. Based on preliminary data, the Company expects to report service revenues and operating income for the three months ended September 30, 2007 as follows: service revenues of between $348 million and $352 million, representing a significant increase compared to service revenues achieved during the third quarter of 2006, and operating income of between $8 million and $12 million, representing a significant decrease compared to the operating income earned during the third quarter of 2006. The estimates for service revenues and operating income set forth above reflect the revisions in the Company’s accounting described in this notification and costs associated with the Company’s major new initiatives, including the Company’s planned coverage expansion, higher-speed data services, Auction #66 build activity and other strategic activities, as well as approximately $4 million in aggregate costs incurred in connection with the unsolicited offer received from MetroPCS Communications, Inc. in September 2007 and other strategic M&A activities. The preliminary third quarter results described above are subject to adjustment upon finalization of third quarter financial results and completion of the quarterly review and the audit and review of the Company’s restated financial statements by its independent registered public accounting firm.
     Although the Company’s management is still evaluating the implications of the restatements described above on its internal control over financial reporting, when the Company files its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and amends certain of its previously filed periodic reports to effect the restatements, management expects the Company to report the existence of one or more material weaknesses in the Company’s internal control over financial reporting relating to the restatements.

Forward-Looking Statements
     This notification contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current expectations based on currently available operating, financial and competitive information, but are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those anticipated in or implied by the forward-looking statements. Our forward-looking statements are generally identified with words such as “anticipate,” “believe,” “estimate,” “intend,” “plan,” “could,” “may” and similar expressions. Risks, uncertainties and assumptions that could affect our forward-looking statements include, among other things:
•	finalization of the restatements described above and the review of such matters by the Company’s independent registered public accounting firm;

•	the risk that the Company may not obtain a waiver from the required lenders under the senior secured credit agreement among Cricket Communications, Inc., Leap Wireless International, Inc., Bank of America, N.A. and certain lenders;

•	the ability of the Company to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 within the time period required by the credit agreement; and

•	other factors detailed in the section entitled “Risk Factors” included in our periodic reports filed with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.
     All forward-looking statements included in this notification should be considered in the context of these risk factors. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.
Leap Wireless International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2007	By	/s/ S. DOUGLAS HUTCHESON

Name: S. Douglas Hutcheson
Title: President and Chief Executive Officer